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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Quipp, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
748802105
(CUSIP Number)
Frederick W. Dreher, Esquire
John W. Kauffman, Esquire
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103; telephone: 215-979-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P. I.R.S. I.D. No. 23-2888396

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		58,600 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		58,600 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,600 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P. I.R.S. I.D. No. 23-3063303

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,400 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,400 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P. I.R.S. I.D. No. 23-2887157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		85,000 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,000 shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

CUSIP No.	CUSIP No. 748802105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David W. Wright

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		85,000 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,000 shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (see stock option description in Item 5(c) of Amendment No. 1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

This filing constitutes Amendment No. 3 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David W. Wright (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”). The following items of the Schedule 13D are restated or amended and restated:

Item 4.	Purpose of the Transaction.
     The Reporting Persons are filing this Amendment No. 3 to report recent transactions effected by them in the common stock of the Issuer. Reporting Persons may continue to buy or sell shares of common stock of the Issuer depending on factors relating to Reporting Persons’ investment goals, the general state of the financial markets, public announcements regarding the Issuer, its financial results, its announced pending acquisition and market prices of the Issuer’s common stock.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D, except as set forth herein.

Item 5.	Interest in Securities of the Issuer.
     (a)-(b)
     The aggregate percentage of Shares reported owned by each person named herein is based upon 1,477,746 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K for the fiscal year ended December 31, 2007.
     As of April 15, 2008, Henry beneficially owned 58,600 Shares, constituting approximately 4.0% of the Shares outstanding, and Matthew beneficially owned 26,400 Shares, constituting approximately 1.8% of the Shares outstanding, for an aggregate combined ownership for both Henry and Matthew of 85,000 Shares, constituting 5.8% of the Shares outstanding. Mr. Wright, as President of Canine, the sole general partner of HIT, which is the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.
     (c) The following is a list of all transactions in the Issuer’s Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

		No. of Shares	Sale Price
Name of Purchaser	Date of Sale	Sold	Per Share
Henry	4/15/2008	41,400	$5.00
Matthew	4/15/2008	18,600	$5.00

     HIT and Mr. Wright disclaim beneficial ownership of the securities held by Henry and Matthew, except to the extent of any pecuniary interest therein.
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in Item 2 and any other person, with respect to the securities of the Issuer.

Item 7.	Material To Be Filed As Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: April 17, 2008	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: April 17, 2008	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: April 17, 2008	By:	/s/ David W. Wright
David W. Wright,
President

Date: April 17, 2008	/s/ David W. Wright
David W. Wright